TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES NEW GOLD TARGETS LOCATED BY THE 2005 EXPLORATION ACTIVITIES ON THE GIL JOINT VENTURE

For Immediate Release: January 26, 2006, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) is pleased to announce an exploration update for the Gil Joint Venture as follows:

Exploration Introduction
The objective of the 2005 Gil Venture exploration program was to generate new gold targets by integrating geologic and geochemical information with newly acquired geophysical data. Work by Fairbanks Gold Mining Inc./Kinross Gold consisted of an update of the geologic database and a high-resolution electromagnetic (HEM) airborne geophysical survey.

The database update began in January and continued intermittently throughout the year. Work focused on revising soil sample locations using updated GPS coordinates, compiling data for geologic map production and revising the resource model. Additional database work is planned for the first quarter of 2006.

In July, Fugro Airborne Surveys Inc., under contract to Fairbanks Gold Mining Inc./Kinross Gold, initiated an HEM airborne geophysical survey of the area. HydroGeophysics Inc. interpreted the geophysical data and identified several targets within the Gil Joint Venture claim block. Additional geophysical analysis is scheduled for 2006.

In July of 2005, Hydrogeophysics Inc. (HGI) delivered an interpretation map with recommendations for geological and geophysical follow-up based on the low resolution geophysical data. Two target areas were identified and recommended for further geologic and geophysical investigation within the Gil Joint Venture area. These targets are as follows:

1)	Last Chance Creek

This target occurs on a shear zone approximately 3.1 miles east and 1.2 miles south of the Fort Knox Mine in close proximity to the south end of an interpreted intrusive. The claims in this area are part of the Gil Joint Venture or are held by Fairbanks Gold Mining Inc.

2)	Too Much Gold Creek

The Too Much Gold Creek target lies on a shear located on the west edge of an intrusive approximately 6.2 miles east and 1.8 miles north of the Fort Knox Mine. This target is largely located within the Gil Joint Venture, although a portion lies in the Fish Creek Claims. The Fish Creek claims are 50% owned by Linux Gold Corp. and optioned to Teryl Resources Corp., but are not part of the Joint Venture.

The final interpretation was completed on December 16th, 2005 and outlined six areas of interest within or partially within the Gil Joint Venture. Drill holes for three of these target areas were proposed within the Gil Joint Venture.

Gil Joint Venture Recommendations

The goal of the 2006 Gil Joint Venture exploration program should initially focus on completing an overall update of the database. This would include the production of new geologic and geochemical maps. Fieldwork should consist of mapping and sampling across interpreted geophysical and geochemical anomalies. This updated information could then be integrated with the geophysical data to further define existing exploration targets or generate new targets in the Gil Joint Venture claim block.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.